September 17, 2019
Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Northwest Natural Holding Company
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 1, 2019
File No. 001-38681

Dear Mr. Thompson:

Northwest Natural Holding Company (“NW Holdings”) acknowledges receipt of the letter of the Division of Corporation Finance, Office of Consumer Products, dated September 5, 2019, commenting on the above-referenced filing.

This letter contains our response to the comment and explanation to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss the response.

For the convenience of the Staff, the Staff's comment is included in bold and is followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2018
Consolidated Statements of Shareholders' Equity, page 70

1.
We note the line item cash purchase of shares for business combination here, and in the financing section of the statement of cash flows. Please tell us which business combination these amounts relate to and the basis in GAAP for your accounting. Please ensure your response addresses why an adjustment to common stock was necessary. If amounts relate to the purchase of your own common stock, please tell us why you did not describe amounts as treasury stock transactions.

Response:

The cash purchase of shares for business combination amount referenced in the above question relates to our acquisition of Falls Water Co., Inc. (“FWC”) as described in Note 14 (Business Combinations) to the financial statements in our Form 10-K. In December of 2017, Northwest Natural Gas Company (“NW Natural”), the then-parent company of NW Natural Water Company, LLC (“NWN Water”), and NWN Water entered into an agreement and plan of merger (the “Merger Agreement”) with FWC, a privately-held, rate regulated water utility company. The transaction was completed on September 13, 2018, and FWC became a wholly-owned subsidiary of NWN Water. Subsequently, we completed a reorganization into a holding company structure effective October 1, 2018, in which NW Natural and NWN Water became wholly-owned subsidiaries of Northwest Natural Holding Company (“NW Holdings”).

The consideration transferred for the FWC business combination was in the form of 125,000 shares of NW Natural common stock. NWN Water purchased shares of NW Natural at that time on the open market in August 2018 in preparation for the merger, resulting in total cash outflow of $7.9 million for all 125,000 shares. On September 13, 2018, when the Falls Water merger closed and the shares were transferred to the seller, we measured the consideration transferred at fair value in accordance with ASC 805 – Business Combinations (ASC 805-30-30-7, specifically). This resulted in the total fair value of consideration transferred of $8.5 million and a “gain” of $0.6 million.

The following accounting implications were analyzed as a result of this transaction, and our conclusions are provided below:

Accounting for the purchase and transfer of NW Natural common stock

In accordance with ASC 810 – Consolidation (ASC 810-10-45-5, specifically), shares of a parent held by a subsidiary should not be reflected as outstanding shares in the consolidated financial statements of the parent. As such, we reduced NW Natural’s Common Stock balance by the cost of the shares to NWN Water by recording the purchase of shares as contra-equity, i.e. $7.9 million. ASC 810-10-45-5 also states that such outstanding shares should be reflected as treasury shares in the consolidated financial statements, however as noted in the section below entitled “State of Incorporation – Oregon”, treasury stock is not recognized in Oregon. Further, we reviewed ASC 505 – Treasury Stock (ASC 505-30-45-1, specifically) which permits the cost of acquired stock to either be shown separately as a deduction from the total of capital stock, additional paid-in capital, and retained earnings, or be accorded the accounting treatment appropriate for retired stock as provided in ASC 505-30-30-7 through 7-10.

Upon closing of the transaction the shares were transferred to the seller and we recorded total equity in the acquired company (FWC) in the amount of $8.5 million which represented the fair value of consideration transferred. Due to the appreciation in share price over the period that the shares were held between repurchase and reissuance, a gain was realized. It is noted in ASC 505 – Treasury Stock (ASC 505-30-30-10, specifically), however, that gains on reissues of treasury stock not previously accounted for as constructively retired should be credited to additional paid-in capital. As such, we concluded that it was appropriate to account for the change in stock price between the date of purchase and the closing date fair value measurement ($0.6 million) as Common Stock.

Presentation on NW Holdings Financial Statements

As we prepared the presentation of these transactions on NW Holdings1 financial statements in our Form 10-K for the Fiscal Year Ended December 31, 2018, we analyzed the substance of what occurred and determined the substance of the transaction was two-fold:

1.	The purchase of the shares by NWN Water of NW Natural common stock, the then-publicly traded parent; and,

2.	The non-cash purchase of FWC by NWN Water in the form of NW Natural common stock.

Since we determined the substance of this activity to be two distinct activities, analyzing each activity resulted in the following conclusions:

1.	NW Holdings Consolidated Statements of Cash Flows

a.
Purchase of the shares by NWN Water of NW Natural common stock – upon analyzing this transaction on a standalone basis, we determined that this transaction was in substance a repurchase of common stock. In accordance with ASC 230 – Statement of Cash Flows (ASC 230-10-45-14 through 15), we presented this cash outflow as a financing activity.

b.
Non-cash purchase of FWC by NWN Water in the form of NW Natural common stock – upon analyzing this transaction on a standalone basis, we determined that this transaction was simply a business combination that did not involve the transfer of cash, and as such, disclosed this as a significant non-cash investing activity in our Business Combinations footnote in accordance with ASC 230-10-50-3.

1 Upon completion of our reorganization into a holding company structure, NWN Water and its subsidiaries were transferred to NW Holdings under transactions between entities under common control. In the reorganization, shareholders of NW Natural (the predecessor publicly held parent company) became shareholders of NW Holdings on a one-for-one basis; maintaining the same number of shares and ownership percentage as held in NW Natural immediately prior to the reorganization.

2.
NW Holdings Consolidated Statements of Shareholders’ Equity – as mentioned above, the purchase of shares and the transfer of shares to the seller occurred within the same reporting period. Following our conclusion that this activity represented two transactions, we bifurcated the activity into two components on the Consolidated Statements of Shareholders’ Equity in order to show the form and substance the transactions.

State of Incorporation – Oregon

We reviewed Oregon law (state of incorporation) for specific accounting implications or treatment associated with “treasury shares”. The concept of treasury shares under Oregon law does not exist. Oregon’s definition of the status of repurchased shares is inconsistent with the concept of treasury shares. Treasury shares are generally defined as shares that have been authorized and issued but which have been reacquired by the issuer without being retired or cancelled. Treasury shares generally are treated as issued but not considered outstanding. Oregon law however specifically provides a different result from share repurchases: ORS Section 60.177 provides “A corporation may acquire its own shares and shares so acquired constitute authorized but unissued shares”, unless that company’s articles of incorporation prohibit reissuance. NW Holdings’ Articles of Incorporation, as well as NW Natural’s at the time of the repurchases associated with the FWC business combination, do not include any such prohibition. In any event, since the shares were purchased by NWN Water, a subsidiary of then-parent and issuer NW Natural, characterizing such shares as treasury stock under Oregon law would have been inappropriate, even though, as noted above, we do believe it is appropriate to recognize the purchase as contra-equity.

Conclusion

In summary, we analyzed the activity described above and determined the following approach was the appropriate manner in which to account for the transactions under US GAAP:

1.
Accounting for the purchase and transfer of NW Natural common stock – Although Oregon law does not recognize treasury stock, we determined this transaction is akin to a treasury stock transaction and therefore recognized the purchase as contra-equity.

2.
Presentation on NW Holdings Financial Statements – The open market repurchase of shares and the subsequent transfer of those shares to the seller of FWC as consideration should be presented as two standalone transactions.

3.
State of Incorporation – Since Oregon state law regarding repurchases of a corporation’s own shares does not align to the general definition of treasury stock we determined the description of the transaction as treasury stock is not appropriate.

If you would like to discuss the response to the Staff's comments or if you would like to discuss any other matters, please contact me at (503) 220-2345.

Sincerely,

NORTHWEST NATURAL HOLDING COMPANY
By:	By: /s/ Frank H. Burkhartsmeyer

Frank H. Burkhartsmeyer
Senior Vice President and Chief Financial Officer

cc:	Anthony Watson, Staff Accountant
Shawn M. Filippi, Vice President, Chief Compliance Officer and Corporate Secretary
Brody J. Wilson, Vice President, Treasurer, Chief Accounting Officer and Controller
John T. Hood, Morgan, Lewis & Bockius LLP
Ian Fleming, PricewaterhouseCoopers LLP

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